UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46202

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023   AND ENDING 12/31/2023

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Uphold Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

530 Fifth Avenue, Suite 3A
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Curt Snyder	203-554-5542	curt@jnksecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)
09/24/2003		49	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Curt Snyder, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Uphold Securities Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CFO

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UPHOLD SECURITIES INC.

FINANCIAL STATEMENT

For the year ended December 31, 2023

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.



Report of Independent Registered Public Accounting Firm

Stockholder and the Board of Directors of Uphold Securities Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Uphold Securities Inc. (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2022.

Chicago, Illinois
March 8, 2024

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

UPHOLD SECURITIES INC.

FINANCIAL STATEMENT
For the year ended December 31, 2023

TABLE OF CONTENTS

UPHOLD SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS		
Cash	$	748,916
Accounts receivable		97,125
Right of use asset		6,000
Other assets		56,766
Total assets	$	908,806
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	204,716
Due to related party		93,898
Operating lease liability		6,000
Total liabilities		304,614
Commitments and Contingencies		
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 200 shares issued and outstanding		13,272
Paid in capital		8,983,515
Retained earnings		(6,267,985)
Treasury stock		(2,124,610)
Total STOCKHOLDER'S equity		604,192
Total liabilities and STOCKHOLDER'S equity	$	908,806

The accompanying notes are an integral part of this statement

NOTES TO THE FINANCIAL STATEMENT
For the year ended December 31, 2023

Note 1 -   Nature of Business

Uphold Securities Inc. (The "Company") is a New York corporation formed in 1993. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adoption amendments to 17 C.F.R. 240 17a-5 limited to providing research to customers.

In March 2021, the Company was approved by FINRA to be a clearing broker. As of December 31, 2023, the Company had not engaged in any clearing activity.

Note 2 -   Summary of Significant Accounting Policies

a)   Basis of accounting

The financial statement are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

b)   Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the amount of assets and liabilities for financial reporting and the amounts recognized for income tax purposes.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of temporary differences between the book and tax bases of assets and liabilities. The Company records a valuation allowance on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, certain judgements are made relating to recoverability of deferred tax assets, use of tax loss carryforwards, level of expected future taxable income and available tax planning strategies. These judgements are routinely reviewed by management.

The Company follows Accounting for Uncertainty in Income Taxes which clarifies the accounting and disclosures for uncertain tax positions related to income taxes recognized in the consolidated financial statement and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statement. The company may recognize the tax benefit from an uncertain tax position only if it is more likely that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company files federal, state and local tax returns. The Company did not have material unrecognized tax benefits as of December 31, 2023 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

c)   Cash

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2 -   Summary of Significant Accounting Policies (continued)

d)   Credit Losses

The firm has determined that some of its receivables are uncollectible and as such has recorded a credit against revenues in the statement of income. The amount of such credit as of December 31, 2023 was $0.

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

Recent Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning one year later. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its financial statement and related disclosures.

f)   Use of Estimates
The preparation of financial statement in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 -   Related Parties

The Company has related party transactions. Due to related party of $93,898 comprising of compensation related expenses, is on the Statement of Financial Condition at December 31, 2023. The Company has receivables from officers in the amount of $37,706. The Parent provides certain services, such as office space, technology, finance and accounting, human resources, and other expenses, at no cost to the Company. In addition, the Parent incurs certain expenses on behalf of the Company. Expenses incurred by the Parent at no cost to the Company were $224,532 for the year ended December 31, 2023. If the Parent were to consider these direct expenses of the Company and seek reimbursement, they would contribute additional capital to the Company.

Note 4 -   Financial statement with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to fulfill their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Act Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2023, the Company had Net Capital of $450,302 which was $200,302 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital on December 31, 2023 was 64.09%.

Note 6 - Lease Accounting

As of December 2023, the Company recorded a right to use asset, which was offset by a corresponding liability. The Company's lease for its office space expires in March 2024. The lease calls for monthly rent payments of $2,400 per month. Future minimum rental commitments are $6,000 for the year ended December 31, 2024.

Future undiscounted cash flows for the next year and thereafter and a reconciliation to the lease liabilities recognized on the balance sheet are as follows as of December 31, 2023.

2024	$	6,000
Total undiscounted lease payments		6,000
Less Imputed Interest		-
Total lease liability	$	6,000

Note 7 - Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities. The deferred tax asset consists primarily of net operating losses.

Current tax provision	
Federal/State and Local	-
Deferred tax provision	
Federal/State and local	150,873
Total Deferred Tax Benefit	150,873
Change in Valuation Allowance	(150,873)

The Company has a deferred tax asset of $1,262,794 and a gross deferred tax liability of $1,447 as of December 31, 2023. Due to the likelihood that the Company will not be able to utilize this future tax benefit, the Company has recorded an allowance for $1,261,347 as of December 31, 2023, resulting in a net deferred tax asset of $0 as of December 31, 2023.

Uphold Securities, Inc. is included in the consolidated tax return of Uphold Ltd. & Subs ("Parent Company"). The provision for income taxes is calculated by using a "separate return" method. Under this method, the company is assumed to file a separate return with the tax authority, thereby reporting the taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent Company. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Deferred taxes are provided on temporary differences and on any carryforwards that could be claimed on this hypothetical return and the Company assesses the need for a valuation allowance on the basis of projected separate return results.

Note 7- Going Concern

The Company has operated with recurring losses and related negative operating cash flows. The Company's sole member is committed to providing adequate capitalization and liquidity for the Company's business operations.

Note 8 - Subsequent Events

The Company has evaluated events and transactions that occurred through the date these financial statement were issued, for possible disclosure or recognition in the financial statement and noted none.